04030363

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Minebea Co Ltd

*CURRENT ADDRESS

PROCESSED

**FORMER NAME MAY 25 2004

**NEW ADDRESS THOMSON FINANCIAL

FILE NO. 82- 4557 FISCAL YEAR 3-31-04

- Complete for initial submissions only ** Please note name and address changes

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DAT : 5/25/04

FASF MEMBERSHIP

BRIEF REPORT OF CONSOLIDATED FINANCIAL RESULTS

(Year ended March 31, 2004)

May 13, 2004

Registered Company Name: MINEBEA CO., LTD.
Code No: 6479
(URL http://www.minebea.co.jp)
Common Stock Listings: Tokyo, Osaka and Nagoya
Headquarters: Nagano-ken

Representative : Tsugio Yamamoto Representative Member of the Board , President and Chief Executive Officer
Contact: Takashi Yamaguchi Managing Executive Officer in charge of Finance and Accounting
Tel. (03) 5434-8611

Board of Directors' Meeting on the Consolidated Financial Results held on: May 13, 2004
Adoption of U.S. Accounting Standards: None

ARIS
3-31-04

1. Business performance (April 1,2003 through March 31,2004)

(1) Consolidated Results of Operations (Amounts less than one million yen have been omitted.)

	Net sales (millions of yen)	% Change	Operating income (millions of yen)	% Change	Ordinary income (millions of yen)	% Change
FY2004	268,574	(1.3)	18,104	(6.4)	13,800	2.8
FY2003	272,202	(2.6)	19,352	(11.9)	13,420	(16.1)

	Net income (millions of yen)	% Change	Net income per share (yen)	Fully diluted net income per share (yen)	Return (net income) on equity (%)	Return (ordinary income) on assets (%)	Return (ordinary income) on sales (%)
FY2004	6,019	—	15.08	14.51	6.3	4.3	5.1
FY2003	(2,434)	—	(6.10)	—	(2.3)	4.0	4.9

(Notes) 1. Income or loss on investments for FY2004 on the equity method totaled income 3 million yen and 10 million yen in FY2003.
2. Weighted average number of shares outstanding during the respective years (consolidation):
399,090,062 shares at March 31,2004
399,131,972 shares at March 31,2003
3. Changes in accounting method: None
4. The percentages of net sales, operating income, ordinary income and net income show year-on-year changes.

(2) Consolidated Financial Position

	Total assets (millions of yen)	Shareholders' equity (millions of yen)	Shareholders' equity ratio (%)	Shareholder's equity per share (yen)
FY2004	314,915	93,866	29.8	235.21
FY2003	320,069	98,212	30.7	246.08

(Notes) Number of shares outstanding at end of year (consolidation):
399,083,036 shares at March 31,2004
399,100,842 shares at March 31,2003

(3) Consolidated Cash Flows

	Cash flows from operating activities (millions of yen)	Cash flows from investing activities (millions of yen)	Cash flows from financing activities (millions of yen)	Year end balance of cash and cash equivalents (millions of yen)
FY2004	21,714	(14,932)	4,391	24,780
FY2003	32,279	(16,233)	(15,471)	14,177

(4) Scope of consolidation and application of equity method
Number of consolidated companies............................ 46 companies
Number of non-consolidated companies.....................None
Number of affiliated companies for equity method... 2 companies

(5) Accounting changes of scope of consolidation and application of equity method
(a) Changes in consolidated subsidiaries
Anew: 1 company Exclusion: 7 companies
(b) Changes of the companies subject to equity method
Anew: None Exclusion: None

2. Prospect for the next fiscal year (April 1,2004 through March 31, 2005)

	Net sales (millions of yen)	Ordinary income (millions of yen)	Net income (millions of yen)
Interim	144,400	6,300	3,000
Annual	300,000	15,500	9,000

(Reference) Projected annual net income per share: 22.55 yen

(Notes) The above-mentioned forecasts are based on the information available as of the date when this information is disclosed, as well as on the assumptions as of the disclosing date of this information related with unpredictable parameters that are probable to affect our future business performances in the end.

In other words, our actual performances are likely to differ greatly from these estimates depending on various factors that will take shape from now on.

As for the assumptions used for these forecasts and other related items, please refer to page seven of the documents attached hereunder.

(Reference)

1. Condition of group of enterprises

Minebea group consists of Minebea Co., Ltd. (the company) and 48 related companies (46 consolidated subsidiaries and 2 affiliates companies). Minebea group produces and sells bearings, machinery components, special machinery components, electronic devices.

The company and domestic consolidated subsidiaries, consolidated subsidiaries in U.S.A., Europe and Asia are in charge of production. The Company markets its products directly to Japanese customers. In overseas markets, the Company markets its products through its subsidiaries and branches in the United States, Europe and Asia.

The relationship between each operation and business segments, and main manufacturing and sales companies are as follows.

Business segments	Operations	Manufacturing companies	Sales companies
Machined components business	Bearings	Minebea Co., Ltd. New Hampshire Ball Bearings, Inc. NMB-Minebea UK Ltd. NMB Singapore Ltd. Pelmec Industries (Pte.) Ltd. NMB Thai Ltd. Pelmec Thai Ltd. NMB Hi-Tech Bearings Ltd. Minebea Electronics & Hi-Tech Components (Shanghai) Ltd.	Minebea Co., Ltd. NMB Technologies Corporation New Hampshire Ball Bearings, Inc. NMB-Minebea UK Ltd. NMB-Minebea-GmbH NMB Italia S.r.l. NMB Minebea S.a.r.l. Minebea Technologies Pte. Ltd. Minebea (Hong Kong) Ltd. NMB Korea Co., Ltd.
	Machinery components	Minebea Co., Ltd. NMB Singapore Ltd. Minebea Thai Ltd.	
	Special machinery components	Minebea Co., Ltd.	
Electronics devices and components business	Electronics devices and components	Minebea Co., Ltd. Minebea Electronics Co., Ltd. Minebea-Matsushita Motor Co., Ltd Minebea Thai Ltd. Minebea Electronics (Thailand) Co., Ltd. Power Electronics of Minebea Co., Ltd. Minebea Electronics & Hi-Tech Components (Shanghai) Ltd. Thai Minebea-Matsushita Motor Co., Ltd	

(Notes) 1.Asia Investment Co., Ltd. is now incorporated in the trade name of Minebea-Matsushita Motor Co., Ltd. Effective December 18, 2003.

2.Business of Minebea Technologies Pte.Ltd.(Currently named Micaltronics Pte.Ltd.) was transferred to Minebea Singapore Pte.Ltd. (Currently named Minebea Technologies Pte.Ltd.) Effective October 31,2003.

3.Minebea Singapore Pte Ltd. is now incorporated in the trade name of Minebea Technologies Pte. Ltd. Effective November 1, 2003.

4.Minebea Technologies Pte. Ltd. is now incorporated in the trade name of Micaltronics Pte. Ltd. Effective November 1, 2003.

Operation route is as follows.



Finished goods
Raw materials and parts
Customer
Bearings
Consolidated subsidiaries
NMB-Minebea UK Ltd.
New Hampshire Ball Bearings,Inc.
Overseas sales companies
Consolidated subsidiaries
NMB Technologies Corporation
NMB-Minebea UK Ltd.
NMB-Minebea-GmbH
NMB Italia S.r.l.
NMB Minebea S.a.r.l.
Minebea (Hong Kong) Ltd.
NMB Korea Co., Ltd.
Minebea Technologies Pte. Ltd.
Overseas branches
Minebea Co., Ltd.
Electronics devices and components business
Machined components business (Bearings, Machinery components and Special machinery components)
Electronics devices and components
Consolidated subsidiaries
Minebea Electronics Co.,Ltd.
Minebea-Matsushita Motor Co., Ltd
Minebea Thai Ltd.
Minebea Electronics (Thailand) Co., Ltd.
Power Electronics of Minebea Co., Ltd.
Minebea Electronics & Hi-Tech Components (Shanghai) Ltd.
Thai Minebea-Matsushita Motor Co.,Ltd
Bearings
Consolidated subsidiaries
NMB Singapore Ltd.
Pelmec Industries (Pte.) Ltd.
NMB Thai Ltd.
Pelmec Thai Ltd.
NMB Hi-Tech Bearings Ltd.
Minebea Electronics & Hi-Tech Components (Shanghai) Ltd.
Machinery components
Consolidated subsidiaries
NMB Singapore Ltd.
Minebea Thai Ltd.

Others	
Holding company	Companies investing in overseas subsidiaries
Consolidated subsidiary NMB (USA) Inc.	Consolidated subsidiary Minebea Europe Finance B.V.

2. Management Policy

(1) Basic Management Policy

Minebea has adopted the following five principles as its basic policy for management.

(a) Ensure that Minebea is a company for which we feel proud to work.
(b) Reinforce the confidence our customers have.
(c) Respond to our shareholders' expectations.
(d) Ensure a welcome for Minebea in local communities.
(e) Contribute to a global society.

Under this basic management policy, we have actively addressed the development of high value-added products and the sophistication of product quality. In addition we have focused company resources on areas where we can display our strength. At the same time, we have strengthened our operations based on financial improvements, and have striven to practice a transparent management form that is easier to understand within and across the Company.
Furthermore, as a key theme in the development of business in various parts of the world, we have has continued our commitment to environmental protection activities.

(2) Basic Policy for Profit Sharing

Our basic dividend policy is to consider the return of profits to shareholders, business development, the strengthening of corporate structure, etc. in an overall perspective. We consider it important to continue paying stable dividends. Therefore, we will use internal reserves in providing for operating funds in connection with the enhancement of corporate structure and new growth in the future.

(3) Policy for Reducing the Minimum Trading Unit

We consider it important in terms of capital management to increase our stock liquidity and the number of shareholders. Taking the current investment amount into consideration, we will carefully examine the possibility of reducing the minimum trading unit, including revision of unitary transaction stock, in order to foster an investor-friendly environment.

(4) Future Management Strategies and Tasks

1. In accordance with the basic management policies as mentioned earlier, we aim to improve profitability and enhance corporate value based on "fully integrated production system," "large-scale volume production system," and "well-developed R&D system," which have been established worldwide, in order to ensure our place as the world's leading comprehensive manufacturer of miniature ball bearings and high-precision components.

   The tasks to be accomplished to achieve this goal are to:
   (a) further reinforce our mainstay bearings and bearing-related products;
   (b) build our operations in the area of precision small motors into a second pillar of our operations after bearings and bearing-related products; and
   (c) increase the ratio of high-value-added products in all product categories and diversify offerings to serve a broader market.

2. In accordance with the business integration agreement of December 19, 2003, Matsushita Electric Industrial Co., Ltd. and we launched on April 1, 2004 Minebea-Matsushita Motor Corporation, a joint venture company, to integrate all functions of the information equipment motor business of both companies in four categories – axial fan motors, stepping motors, vibration motors and direct current (DC) brush motors.
   The joint venture company taps Minebea's advanced ultra-precision machining, mass-production technologies, cost competitiveness and Matsushita's cutting-edge product development technologies to strengthen its high added-value product development/manufacturing capabilities and accelerate development speed, as well as establishing strong customer support structure. The new company aims to increase its global competitiveness and capture the leading position in markets worldwide in relevant product categories. This is achieved through standardization of manufacturing processes and designing methods utilizing advanced production engineering and product development technologies of the two companies, and through cost reduction efforts from the development of advanced magnet / material analysis technologies.

3. We have successfully developed two types of new fluid dynamic bearing (FDB) units that are high-performance, cost-competitive, and fit for mass-production. We expect to start mass-production in October this year at the earliest. We are thinking of standardizing these FDB units to be used in spindle motors for hard disk drives (HDDs), and selling them to our customers in future.

(5) Basic Ideas on Corporate Governance and Measures to Be Taken

We consider that a company should be managed or administered in a way that shareholder value is maximized. In order to ensure that the Board of Directors, which represents the interests of shareholders, function fully and that business be executed efficiently in accordance with laws and the Company's articles of incorporation, we reduced the number of directors from 25 to 10 and, at the same time, introduced an Executive Officer System according to resolutions made at the General Shareholders' Meeting in June 2003 and at the meeting of the Board held subsequently. Through these measures, we enhanced the Board of Directors' function as the highest management decision making body and set up a structure that enables quicker and more strategically focused management decision making. Additionally, two of the 10 Board members are independent directors to enhance the accountability of the directors to shareholders.

(6) Introduction of EVA® Management System

In April 2003, we started to introduce the EVA® Management System in stages to adopt EVA as the management index.

Purposes for introducing the EVA® Management System are as follows:

① To ensure further efficiency in the use of capital resources, we will measure on a monthly basis EVA by product and EVA by functional business unit in the Sales and the Manufacturing divisions, by using cost of capital including not only borrowing cost, but also equity cost.

② As our basic business policy, we have been advocating five principles focusing on making contributions to employees, customers, shareholders, local communities and global society. Under the EVA® Management System, we aim to give satisfying returns to all of these stakeholders of Minebea, and to actively make strategic decisions on such issues as selective focusing of business resources and appropriate allocation of management resources from the EVA-creating viewpoint. By so doing, we are committed to enhancing our corporate values.

(N.B. 1) EVA®, the registered trademark of Stern Stewart, stands for Economic Value Added.

(7) Management Index

Our consolidated forecasts for fiscal year ending March 2005 are as follows:

(Amount: million of yen)

	Fiscal year ending March 2005
Net sales	300,000 (112%)
Operating income	20,000 (110%)
Ordinary income	15,500 (112%)
Net income	9,000 (150%)
Capital investment	23,000 (122%)

(%): Year-on-year rate of change

We review annually projections in our medium-term operating plan based on drastically changing economic environment.

3. Operating Performance and Financial Position

(1) Operating Performance

1. Overview of the year

During the current consolidated fiscal year, the Japanese economy recovered steadily, led by growing exports and business investment amid a continued pickup in the global economy, although public works spending and personal consumption slacked in the beginning. The U.S. economy generally remained brisk. In addition to increased corporate earnings and high growth in business investment supported by encouraging business outlook, consumer spending was firm owing to tax reduction. The European economy recovered moderately with pickup in capital investment. Although China experienced overheated business activity, the Asian economies maintained a growing trend buoyed by strong personal consumption and increasing exports. Also, in Thailand and some other countries in Southeast Asia, economies grew supported by increasing exports and investment.

Demand from manufacturers of information and telecommunications equipment such as personal computers, peripherals, and office automation equipment—the major customer base of our mainstay products—grew smoothly as the global economy picked up. However, price competition grew even more intense, keeping us in a severe market environment

In this business climate, we redoubled our efforts to enhance productivity and efficiency of our sales activities as well as to further improve product quality and to develop high value-added products. This led to a large increase in shipments of most of our core products including ball bearings and to an increased market share. However, adversely affected by an 8.9 million yen decrease in net sales owing to appreciation of the yen, a drop in selling prices and other factors, net sales were 268,574 million yen, down 3,628 million yen (-1.3%) year on year, and operating income decreased 1,247 million yen (-6.4%) year on year to 18,104 million yen. Ordinary income rose 380 million yen (2.8%) year on year to 13,800 million yen owing to a substantial decrease in interest expenses. Net income increased 8,454 million yen year on year to 6,019 million yen.

(a) Performance by business segment is as follows:

Machined components business

Our products in this business segment include ball bearings, which are our mainstay product; mechanical components such as rod-end bearings primarily for use in aircraft and pivot assemblies for use in hard disk drives (HDDs); screws for automobiles and aircraft; and defense-related devices and equipment. Shipments of ball bearings to makers of household electrical appliances, automobiles and information & telecommunications equipment increased owing to our vigorous sales expansion efforts. Also, pivot assemblies recorded a steady growth in shipments. Demand for rod-end bearings continued to decrease from the aerospace industry—our major market segment. As a result, net sales fell 6,425 million yen (-5.4%) year on year to 111,692 million yen, due to appreciation of the yen and a drop in unit selling prices caused by more intense competition, as well as to sale of a U.S. subsidiary. Thanks to reduction in cost attained by improved productivity and other factors, operating income rose 986 million yen (5.3%) year on year to 19,505 million yen.

Electronic devices and components business

Our core products in this business segment include precision small motors such as HDD spindle motors, fan motors and stepping motors; PC keyboards; speakers; back lights; and measuring instruments.

Demand from the information & telecommunications equipment industry – the primary customer base – recovered; however, competition for securing orders continued to be intense. In this business climate, sales of HDD spindle motors and back lights grew considerably despite the strong yen. Sales of other precision motors remained flat, and those of PC keyboards remained weak. As a result, net sales increased 2,797 million yen (1.8%) year on year to 156,881 million yen, whereas operating income decreased 2,232 million yen year on year to (1,400) million yen owing to delays in cost reduction for some of our products including HDD spindle motors and to increased costs accompanying the production shift of PC keyboards from Thailand to Shanghai.

(b) The performance by geographical segment is as follows:

Japan

Although business is picking up steadily, production shift by many of our customers to their overseas subsidiaries adversely affected our performance. Net sales fell 3,994 million yen (-5.5%) year on year to 68,760 million yen. Operating income, on the other hand, rose 1,750 million yen (55.9%) year on year to 4,883 million yen, owing largely to decreased import prices brought by the strong yen.

Asia excluding Japan

This region is an important manufacturing base for Japanese, European, and American manufacturers of personal computers and household electrical appliances. Sales were firm owing mainly to recovery of demand from the information & telecommunications equipment industry. At the same time, price competition is getting more intense as production expands in this part of the world. As a consequence, net sales increased 13,282 million yen (12.3%) year on year to 121,071 million yen in spite of the strong yen, while operating income decreased 1,655 million yen (-13.3%) year on year to 10,763 million yen.

North and South America

Amid a swift escalation of production shift by our customers to Asia, sales of electronic devices and components such as PC keyboards, speakers, and fan motors were weak in this region. In addition, recovery of demand for rod-end bearings from the private aviation industry – the major market for this product – was delayed. This resulted in net sales at 48,726 million yen, down 10,271 million yen (-17.4%) year on year partly affected by appreciation of the yen. Operating income, on the other hand, increased 226 million yen (12.2%) year on year to 2,084 million yen.

Europe

Sales of ball bearings, rod-end bearings and other products were firm as a moderate economic recovery was seen in this region. On the other hand, sales of electronic devices and components such as PC keyboards were sluggish. As a consequence, despite depreciation of the yen against Euro, net sales were 30,015 million yen and operating income 374 million yen, down 2,645 million yen (-8.1%) and 1,568 million yen (-80.7%) year on year, respectively.

2. Outlook for the next fiscal year

For the next consolidated fiscal year, we expect the Japanese economy will stay on a steady recovery path for some more time to come. With stable consumer prices, the U.S. economy is expected to accelerate its growth and to lead the global economy, although some of commodity prices such as materials prices are on the increase. In Asia, there is some concern about overheated investment in China. However, expansion of investment, including primarily active infrastructure investment, is expected to lead the economic growth in this region. In this business climate, we expect to be on a thorny path toward improved performance in the first half and to see our performance substantially improve in the second half. This is based on our forecast that business of machined components, such as ball bearings, will remain strong throughout the next fiscal year, while businesses of spindle motors, PC keyboards and other products with a lot of impact on the overall performance will improve in the second half.

(a) Outlook by business segment for the full year is as follows:

Machined components business

Demand for ball bearings and pivot assemblies from makers of information and telecommunications equipment, household electrical appliances and automobiles – the major customer base for this segment – is expected to remain brisk. We will maintain an appropriate pricing policy amid the increasingly intense price competition and strive to capture new markets in order to aggressively expand sales of our mainstay products such as ball bearings and pivot assemblies. We will also continue our efforts to enhance productivity and product quality and to improve sales activities for better business performance. Although demand from the private aviation industry – one of our major customer bases for rod-end bearings – continues to be weak, we forecast it will recover gradually.

Electronic devices business

Demand from the information and telecommunications equipment industry, which forms the main customer base for this segment, is expected to remain strong. With the launch of a joint venture company between Minebea and Matsushita Electric Industrial Co., Ltd., we began to newly sell vibration motors and DC brush motors in addition to fan motors and stepping motors that we have been selling to date. Amid the even more intense price competition, we will strive to further expand sales of PC keyboards and HDD spindle motors and to take cost-reduction measures for core products. We will also direct our effort toward developing high value-added products and low-end products and placing them on the market, thereby contributing to enhance our business performance.

(b) Outlook by geographical segment for the full year is as follows:

Japan

We expect that, against the backdrop of increasingly fierce price competition, many of our customers will promote production shift from their plants in Japan to those in other Asian countries. This will put us in a tougher sales situation. To cope with this, we will promote the efficiency of management from manufacturing to sales and to intensify the links between sales, manufacturing, and engineering groups in various parts of Japan. By so doing, we will focus our effort on enhancing business performance.

Asia excluding Japan

This region offers the largest market for our products. Taking full advantage of having our key manufacturing bases right in this largest market area, we aim to respond speedily to the production shift by our key customers to this region from Europe, the U.S. and Japan.

North and South America

Even though the U.S. economy will maintain a steady growth and lead the global economy, progress in production shift to China and other Asian countries by some of our key customers will continue to put us in a difficult sales situation. Sluggish demand from the aerospace industry – one of our major customer bases – will pick up gradually.

Europe

By expanding our R&D centers in Europe and responding quickly to market needs, we will continue our effort toward expanding sales of bearings and other core products.

(2) Financial Position in the Current Fiscal Year

The Minebea Group has pursued its principal management policy of enhancing its financial soundness and continued to take decisive steps to squeeze total assets, restrain capital investment, and reduce interest-bearing debt. The balance of cash and cash equivalents in the current fiscal year totaled 24,780 million yen, up 10,603 million yen (74.8%) year on year.

Cash flows from various business activities during the current fiscal year and relevant factors are as follows:

Despite our all-out effort for improved business performance, net cash inflow from operating activities decreased 10,565 million yen (-32.7 %) year on year to 21,714 million yen, owing mainly to the increase in notes and accounts receivable and in inventories.

Even though expenditure for purchase of property, plant and equipment increased from the previous year to 18,825 million yen, net cash outflow from investing activities decreased 1,301 million yen (-8.0%) year on year to 14,932 million yen.

Owing mainly to an increase of loans payable by 6,368 million yen, net cash inflow from financing activities rose 19,862 million yen year on year to 4,391 million yen.

4. Consolidated Financial Statements and Notes

(1) Consolidated Balance Sheets

	As of March 31,2004		As of March 31,2003		Increase or (decrease) 2004– 2003	
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	%
ASSETS						
Current assets	138,953	44.1	127,447	39.8	11,505	9.0
Cash and cash equivalents	24,780		14,177		10,603	
Notes and accounts receivable	58,241		54,085		4,156	
Inventories	41,534		43,204		(1,669)	
Deferred tax assets	6,554		8,593		(2,039)	
Others	8,251		7,856		395	
Allowance for doubtful receivables	(408)		(469)		60	
Fixed assets	175,916	55.9	192,608	60.2	(16,692)	(8.6)
Tangible fixed assets	148,457		162,960		(14,502)	
Building and structure	92,881		97,395		(4,514)	
Machinery and transportation equipment	181,630		191,394		(9,764)	
Tools, furniture and fixtures	44,945		47,497		(2,552)	
Land	16,135		16,710		(575)	
Construction in progress	763		438		325	
Accumulated depreciation	(187,897)		(190,476)		2,578	
Intangible fixed assets	12,403		13,749		(1,346)	
Consolidation adjustments	11,423		12,837		(1,414)	
Others	980		912		68	
Investment and other assets	15,055		15,898		(843)	
Investment in securities	7,086		3,982		3,103	
Long-term loans receivable	46		188		(142)	
Deferred tax assets	6,167		9,494		(3,326)	
Others	1,897		2,715		(818)	
Allowance for doubtful receivables	(142)		(483)		340	
Deferred assets	45	0.0	13	0.0	32	244.0
Total assets	314,915	100.0	320,069	100.0	(5,154)	(1.6)

	2004	2003
(Note) Treasury stock	84,659 shares	66,853 shares

	As of March 31,2004		As of March 31,2003		Increase or (decrease) 2004-2003	
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	%
LIABILITIES						
Current liabilities	167,626	53.2	134,459	42.0	33,167	24.6
Notes and accounts payable	22,777		24,025		(1,248)	
Short-term loans payable	72,195		67,475		4,720	
Commercial paper	4,000		3,000		1,000	
Current portion of long-term loans payable	6,367		787		5,580	
Current portion of bonds	10,000		10,000		–	
Current portion of convertible bonds	27,080		–		27,080	
Accrued income taxes	2,638		2,662		(23)	
Accrued bonuses	3,208		3,358		(149)	
Reserve for loss on liquidation of the business of switching power supplies, inductors and transformers, etc.	–		3,144		(3,144)	
Reserve for environmental preservation expenses	989		1,206		(217)	
Others	18,368		18,799		(430)	
Long-term liabilities	52,743	16.8	87,128	27.2	(34,384)	(39.4)
Bonds	28,000		28,000		–	
Convertible bonds	–		27,080		(27,080)	
Bond with warrant	4,000		4,000		–	
Long-term loans payable	19,842		26,782		(6,939)	
Allowance for retirement benefits	594		229		365	
Allowance for retirement benefits to executive officers	22		–		22	
Others	284		1,036		(752)	
Total liabilities	220,370	70.0	221,587	69.2	(1,217)	(0.5)
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	678	0.2	269	0.1	409	151.7
SHAREHOLDERS' EQUITY						
Common stock	68,258	21.7	68,258	21.3	–	–
Additional paid-in capital	94,756	30.1	94,756	29.6	–	–
Retained earnings	2,755	0.8	(454)	(0.1)	3,209	–
Difference on revaluation of other marketable securities	1,647	0.5	(37)	(0.0)	1,685	–
Foreign currency translation adjustments	(73,505)	(23.3)	(64,274)	(20.1)	(9,231)	14.3
Treasury stock	(46)	(0.0)	(37)	(0.0)	(9)	24.4
Total shareholders' equity	93,866	29.8	98,212	30.7	(4,345)	(4.4)
TOTAL LIABILITIES, MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES AND SHAREHOLDERS' EQUITY	314,915	100.0	320,069	100.0	(5,154)	(1.6)

(2) Consolidated Statements of Income

	Year ended March 31,2004		Year ended March 31,2003		Increase or (decrease) 2004-2003	
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	%
Net sales	268,574	100.0	272,202	100.0	(3,628)	(1.3)
Cost of sales	203,260	75.7	203,500	74.8	(239)	(0.1)
Gross profit	65,313	24.3	68,702	25.2	(3,388)	(5.0)
Selling, general and administrative expenses	47,208	17.6	49,350	18.1	(2,141)	(4.3)
Operating income	18,104	6.7	19,352	7.1	(1,247)	(6.4)
Other income	1,289	0.5	1,226	0.4	63	5.1
Interest income	111		243		(132)	
Dividends income	26		48		(21)	
Equity income of affiliates	3		10		(7)	
Others	1,147		923		224	
Other Expenses	5,594	2.1	7,158	2.6	(1,564)	(21.8)
Interest expenses	3,213		4,765		(1,551)	
Foreign currency exchange loss	771		506		264	
Others	1,609		1,886		(277)	
Ordinary income	13,800	5.1	13,420	4.9	380	2.8
Extraordinary income	1,732	0.6	37	0.0	1,694	–
Revised loss on liquidation of affiliates in the previous the fiscal year	325		–		325	
Gain on sales of fixed assets	83		34		49	
Gain on sales of investments securities in affiliates	881		3		878	
Reversal of allowance for loss on liquidation of the business of switching power supplies, inductors and transformers,etc	441		–		441	
Extraordinary loss	2,573	0.9	12,961	4.7	(10,388)	(80.1)
Loss on sales of fixed assets	105		110		(5)	
Loss on disposal of fixed assets	642		602		39	
Loss on revaluation of investments securities	–		4,945		(4,945)	
Loss on liquidation of affiliates	–		1,843		(1,843)	
Loss on liquidation of the business of switching power supplies, inductors and transformers,etc	–		3,144		(3,144)	
Loss for after-care of products	476		482		(5)	
Environmental preservation expense	–		1,206		(1,206)	
Retirement benefit expense	610		626		(16)	
Special severance payment	307		–		307	
Retirement benefits to directors and corporate auditors	431		–		431	
Income before income taxes	12,958	4.8	495	0.2	12,463	–
Income taxes						
Current (including enterprise tax)	4,411		4,276		135	
Adjustment of income taxes	2,798		(1,369)		4,168	
Total income taxes	7,210	2.7	2,906	1.0	4,304	148.0
Minority interest in earnings of consolidated subsidiaries	(271)	(0.1)	23	0.0	(295)	–
Net income	6,019	2.2	(2,434)	(0.8)	8,454	–

(3) Consolidated Statements of Retained Surplus

	As of March 31,2004	As of March 31,2003	Increase or (decrease) 2004-2003
	Millions of yen	Millions of yen	Millions of yen
CAPITAL RETAINED EARNINGS			
Additional paid-in capital at beginning of year	94,756	94,756	−
Additional paid-in capital at end of year	94,756	94,756	−
RETAINED EARNINGS			
Retained earnings at beginning of year	(454)	4,774	(5,228)
Increase of retained earnings	6,019	(2,434)	8,454
Net income	6,019	(2,434)	8,454
Decrease of retained earnings	2,809	2,793	16
Decrease of retained earnings by decrease of consolidated subsidiaries	16	−	16
Cash dividends	2,793	2,793	(0)
Loss on disposal of treasury stock	0	−	0
Retained earnings at end of year	2,755	(454)	3,209

(4) Consolidated Statements of Cash Flows (Amount: millions of yen)

	Year ended March 31,2004	Year ended March 31,2003	Increase or (decrease) 2004-2003
1.Cash Flows from Operating Activities:			
Income before income taxes	12,958	495	12,463
Depreciation	21,705	22,826	(1,120)
Amortization of consolidation adjustments	1,023	1,189	(166)
Equity income of affiliates	(3)	(10)	6
Interest income and dividends received	(138)	(292)	153
Interest expenses	3,213	4,765	(1,551)
Loss on sales of fixed assets	22	76	(54)
Loss on disposal of fixed assets	642	602	39
Loss on liquidation of affiliates	—	1,843	(1,843)
Increase in reserve for losses on after-care of products	227	482	(254)
Gain on sales of investments securities	(881)	(3)	(878)
Loss on revaluation of investments securities	—	4,945	(4,945)
Increase in notes and accounts receivable	(7,734)	(4,070)	(3,664)
(Increase) decrease in inventories	(1,883)	3,972	(5,855)
Decrease in notes and accounts payable	(386)	(1,585)	1,198
Increase (decrease) of allowance for doubtful receivables	(365)	280	(645)
Decrease in accrued bonuses	(30)	(58)	28
Increase (decrease) in reserve for losses on liquidation of the business of switching power supplies, inductors and transformers etc.	(3,144)	3,144	(6,288)
Increase (decrease) of reserve for environmental preservation expenses	(139)	1,206	(1,346)
Increase in retirement allowance	559	22	537
Increase of allowance for retirement benefits to executive officers	22	—	22
Payment of bonus to directors and corporate auditors	—	(66)	66
Others	3,078	1,787	1,290
Sub-total	28,745	41,553	(12,808)
Receipt of interest and dividends	176	266	(89)
Payment of interest	(3,197)	(5,086)	1,889
Payment of income taxes	(4,009)	(4,453)	444
Net cash provided by operating activities	21,714	32,279	(10,565)
2.Cash Flows from Investing Activities:			
Expenditure for purchase of property, plant and equipment	(18,825)	(16,382)	(2,442)
Proceeds from sales of property, plant and equipment	2,372	662	1,710
Purchase of investment in securities	(1,999)	(379)	(1,620)
Proceeds from sales of investment in securities	2,544	7	2,536
Proceeds from sales of subsidiaries with a change of the scope of consolidation	385	—	385
Long term loans receivables	(156)	(154)	(2)
Recovery of long term loans receivables	218	232	(14)
Others	529	(221)	750
Net cash used in investing activities	(14,932)	(16,233)	1,301
3.Cash Flows from Financing Activities:			
Increase in short-term loans payable	6,248	7,954	(1,705)
Increase in the amount in commercial paper	1,000	3,000	(2,000)
Long term loans payable	1,633	17,000	(15,366)
Repayment of long term loans payable	(2,513)	(29,794)	27,281
Earnings from issuance of bonds	10,000	3,000	7,000
Loss on redemption of bonds	(10,000)	—	(10,000)
Loss on redemption of convertible bonds	—	(13,823)	13,823
Purchase of treasury stock	(9)	(31)	22
Dividends paid	(2,793)	(2,794)	0
Dividends paid to minority shareholders	(27)	—	(27)
Paid-in capital from minority shareholders	905	163	742
Others	(52)	(145)	93
Net cash used in financing activities	4,391	(15,471)	19,862
4.Effect of Exchange Rate Changes on Cash and Cash Equivalents	(570)	(349)	(220)
5.Net Increase in Cash and Cash Equivalents	10,603	224	10,378
6.Cash and Cash Equivalents at Beginning of Year	14,177	13,952	224
7.Cash and Cash Equivalents at End of Year	24,780	14,177	10,603

(5) Basis of presenting consolidated financial statements

1. Scope of consolidation and application of equity method
   Number of consolidated companies............46 companies
   Included are NMB Singapore Ltd., NMB (USA) Inc., NMB Thai Ltd., Minebea Electronics (Thailand) Co., Ltd.

   Number of affiliated companies...................2 companies
   of which, equity method is applied to 2 companies including Shonan Seiki Co., Ltd., Kanto Seiko Co., Ltd..

2. Scope of consolidation and application of equity method
   (a) Changes in consolidated subsidiaries

Anew:	Acquisition of stock	(1 company)	Thai Minebea-Matsushita Motor Co., Ltd.
Exclusion:	Liquidation	(6 companies)	NMB Fans Ltd.
			PSI (NMB) Inc.
			Actus Singapore (Pte.) Ltd.
			Actus Australia (Pty.) Ltd.
			Input Device Assembly Corp
			NMB Mexico S.A. DE C.V.
	Sales of Stock	(1 company)	IMC Magnetics Corp.

   (b) Changes of the companies subject to equity method
   Anew: None
   Exclusion: None

3. Closing date of consolidated subsidiaries
   Consolidated subsidiaries whose closing dates are different from that of the company adjusted their financial statements to the company's closing date.

4. Accounting policies
   (a) Valuation basis and method of significant assets
   1. Inventories
   The company and consolidated domestic subsidiaries state primarily at the moving average cost.
   Consolidated overseas subsidiaries state at the lower of first-in, first-out cost or market, or at the lower of average cost or market.
   2. Other marketable securities
   Securities with market value
   The company adopted the market value method based on market prices and other conditions at the end of the term. Also, the company accounted for all valuation differences based on the direct capitalization method and the sales costs are calculated by the moving average method.
   Securities without market value
   Non listed securities are stated at cost determined by the moving average method.

   (b) Method of significant Depreciation
   1. Tangible fixed assets
   The company and consolidated domestic subsidiaries adopt the declining balance method. Useful lives and residual values are computed on the basis of the same method that is stipulated in the corporation tax law. The depreciation method of depreciable assets whose acquisition values are not less than 100,000 yen and less than 200,000 yen has changed to a method by which those assets are equally depreciated in lump sum for three years.
   Consolidated overseas subsidiaries mainly adopt the straight-line method.
   2. Intangible fixed assets
   The company and consolidated domestic subsidiaries mainly adopt the straight-line method. Useful lives and residual values are computed on the basis of the same method that is stipulated in the corporation tax law. However, depreciation of software (for internal use) is computed on the straight-line method based on our expected useful period (5 years).
   Consolidated overseas subsidiaries mainly adopt the straight-line method.

   (c) Valuation basis of significant allowances
   1. Allowance for doubtful receivables
   The company and consolidated domestic subsidiaries make the record in the amount required for the estimated uncollectible receivables based on actual losses of trade receivables and on collectibility of specific receivables with loss possibilities.
   Consolidated overseas subsidiaries make the record in the amount required for the estimated uncollectible

receivables based on the collectibility of each receivable for possible losses on the receivables.

2. Accrued bonuses

The company and consolidated domestic subsidiaries make preparations for the payment of bonuses to employees , accrued bonuses are shown based on the anticipated amounts of payment in the current term. consolidated overseas subsidiaries make the record on accrual basis.

3. Allowance for retirement benefit

Regarding the company and its consolidated Japanese subsidiaries, the company stated an amount estimated to accrue at the end of the current term to provide for employee retirement benefits, based on estimated retirement benefit debts and pension assets at the end of the term.

Regarding the difference of 3,050 million yen arising at the time of changing accounting standards, the Company charged prorated amounts to expenses over five years and stated this extraordinary loss as retirement benefit expense.

Over the five to fifteen years within the average remaining length of employees' service, the company will charge differences in mathematical calculation to expenses from the next term, in accordance with the straight-line method.

Regarding the company's consolidated overseas subsidiaries, each subsidiary stated an amount estimated to accrue at the end of the current term to provide for employee retirement benefits.

4. Allowance for retirement benefits to executive officers

We posted retirement allowances to be required for payment at the end of the current consolidated fiscal year in accordance with company regulations.

5. Reserve for environmental preservation expenses

We registered reasonably projected environment-related expenses to be incurred by U.S. subsidiaries.

(d) Translation of foreign currency assets and liabilities in financial statements of the company and consolidated subsidiaries

The company and consolidated domestic subsidiaries translate them into yen at the exchange rate on the balance sheets date (excluding the current financial receivables and payables that have already been translated at the contract exchange rate).

Consolidated overseas subsidiaries translate them at the exchange rate on the balance sheets date (excluding the current financial receivables and payables that have already been translated at the contract exchange rate).

(e) Accounting method of significant lease transactions

In accordance with the accounting method in reference to ordinary rental transactions, the company and its consolidated domestic subsidiaries accounted for finance lease transactions, excluding those in which the ownership of leased property will be transferred to the lessees. The company's consolidated overseas subsidiaries also used primarily the same accounting method.

(f) Accounting method of significant hedge transactions

The foreign currency-denominated monetary assets and liabilities that were hedged by forward exchange contracts are allocated to the periods. Under the guidance of the company's financial department, forward exchange contracts have been made to hedge the risks of fluctuations in foreign exchange rates relating to export and import transactions and others.

(g) Accounting method of consumption tax and other

Consumption tax and other related taxes are excluded from revenue and purchases of the company.

5. Evaluation of consolidated subsidiaries' assets and liabilities

The company adopts the step fair value method as evaluation method of consolidated subsidiaries' assets and liabilities.

6. Amortization of consolidation adjustments

The consolidation adjustments are equally amortized for from five to forty years conforming to the accounting customs of the consolidated companies' countries.

7. Appropriation of retained earnings

Regarding the appropriation of retained earnings, the consolidated statements of income and retained earnings are prepared based of the method provided in the provision of article 8 of the regulation relating to terminology, form and methods of preparation of consolidated financial statements (advanced inclusion method).

8. Range of cash in cash flow statements

Cash and cash equivalents consist of cash on hand, demand deposit and short-term investments which expire within three months from acquisition date, have high liquidity and are easily turned into cash.

(6) Notes

(a)Segment Information

(1) By business segments

(Amount: millions of yen)

	FY2004 (Annual) (April 1,2003 through March 31, 2004)				
	Machined components business	Electronic devices and components business	Sub-total	Elimination	Total
1. Total sales and operating income					
Total sales					
(1) Sales to customers	111,692	156,881	268,574	–	268,574
(2) Sales to other segment	2,191	15	2,206	(2,206)	–
Total	113,884	156,896	270,781	(2,206)	268,574
Operating expense	94,379	158,296	252,676	(2,206)	250,469
Operating income	19,505	(1,400)	18,104	–	18,104
2. Assets, depreciation and capital expenditure					
Assets	189,741	196,918	386,660	(71,744)	314,915
Depreciation	10,811	10,894	21,705	–	21,705
Capital expenditure	4,168	14,929	19,097	–	19,097

(Notes) 1. The segments are defined by internal administration.

2. Main products

(a) Machined components business ....Ball bearings, Pivot assemblies, Tape guides, Fasteners, Mechanical assemblies for aerospace use, Defense-related special parts, etc.

(b) Electronic devices and components business..........................Small motors, PC keyboards, Speakers, Transformers, Back lights, Switching power supplies, Inductor, Hybrid ICs, Inverter, Strain gauges, Load cells, etc.

(Amount: millions of yen)

	FY2003 (Annual) (April 1,2002 through March 31, 2003)				
	Machined components business	Electronic devices and components business	Sub-total	Elimination	Total
1. Total sales and operating income					
Total sales					
(1) Sales to customers	118,117	154,084	272,202	–	272,202
(2) Sales to other segment	7,637	–	7,637	(7,637)	–
Total	125,755	154,084	279,840	(7,637)	272,202
Operating expense	107,235	153,252	260,488	(7,637)	252,850
Operating income	18,519	832	19,352	–	19,352
2. Assets, depreciation and capital expenditure					
Assets	191,793	204,489	396,283	(76,213)	320,069
Depreciation	10,377	12,448	22,826	–	22,826
Capital expenditure	4,750	11,853	16,603	–	16,603

(Notes) 1. The segments are defined by internal administration.

2. Main products

(a) Machined components business ....Ball bearings, Pivot assemblies, Tape guides, Fasteners, Mechanical assemblies for aerospace use, Defense-related special parts, etc.

(b) Electronic devices and components business..........................Small motors, PC keyboards, Speakers, Transformers, FDD sub assemblies, Switching power supplies, Inductor, Hybrid ICs, Strain gauges, Load cells, etc.

(2) By geographical segments

(Amount: millions of yen)

	FY2004 (Annual) (April 1,2003 through March 31, 2004)						
	Japan	Asia (excluding Japan)	North and South America	Europe	Sub-total	Elimination	Total
1. Total sales and operating income							
Total sales							
(1) Sales to customers	68,760	121,071	48,726	30,015	268,574	–	268,574
(2) Sales to other segment	138,157	125,129	2,858	1,387	267,533	(267,533)	–
Total	206,917	246,201	51,584	31,403	536,107	(267,533)	268,574
Operating expense	202,034	235,437	49,500	31,029	518,002	(267,533)	250,469
Operating income	4,883	10,763	2,084	374	18,104	–	18,104
2. Assets	166,277	201,193	29,172	20,075	416,719	(101,803)	314,915

(Notes) Dividing method and main countries in each territory

(a) Dividing method..........By geographical distance

(b) Main countries in each territory

Asia (excluding Japan)..............Thailand, Singapore, China, Taiwan, Korea, etc.

North and South America..........United States, Mexico

Europe.......................................United Kingdom, Germany, France, Italy

(Amount: millions of yen)

	FY2003 (Annual) (April 1,2002 through March 31, 2003)						
	Japan	Asia (excluding Japan)	North and South America	Europe	Sub-total	Elimination	Total
1. Total sales and operating income							
Total sales							
(1) Sales to customers	72,754	107,789	58,997	32,660	272,202	–	272,202
(2) Sales to other segment	110,133	101,268	2,613	3,306	217,321	(217,321)	–
Total	182,888	209,057	61,610	35,966	489,523	(217,321)	272,202
Operating expense	179,755	196,639	59,752	34,024	470,171	(217,321)	252,850
Operating income	3,133	12,418	1,858	1,942	19,352	–	19,352
2. Assets	175,916	185,397	37,064	20,528	418,907	(98,837)	320,069

(Notes) Dividing method and main countries in each territory

(a) Dividing method..........By geographical distance

(b) Main countries in each territory

Asia (excluding Japan)..............Thailand, Singapore, China, Taiwan, Korea, etc.

North and South America..........United States, Mexico

Europe.......................................United Kingdom, Germany, France, Italy

(3) Overseas Sales

(Amount: millions of yen)

	FY2004 (Annual) (April 1,2003 through March 31, 2004)			
	Asia (excluding Japan)	North and South America	Europe	Total
1. Overseas sales	121,597	45,336	32,238	199,172
2. Total sales				268,574
3. Overseas sales on total sales	45.3%	16.9%	12.0%	74.2%

(Notes) 1. The overseas sales are made outside of Japan by parent company and consolidated subsidiaries.
2. Dividing method and main countries in each territory
(a) Dividing method..........By geographical distance
(b) Main countries in each territory
Asia (excluding Japan)..............Thailand, Singapore, China, Taiwan, Korea, etc.
North and South America..........United States, Canada, Mexico, etc.
Europe...United Kingdom, Germany, France, Italy, Netherlands, etc.

(Amount: millions of yen)

	FY2003 (Annual) (April 1,2002 through March 31, 2003)			
	Asia (excluding Japan)	North and South America	Europe	Total
1. Overseas sales	106,941	57,102	34,322	198,367
2. Total sales				272,202
3. Overseas sales on total sales	39.3%	21.0%	12.6%	72.9%

(Notes) 1. The overseas sales are made outside of Japan by parent company and consolidated subsidiaries.
2. Dividing method and main countries in each territory
(a) Dividing method..........By geographical distance
(b) Main countries in each territory
Asia (excluding Japan)..............Thailand, Singapore, China, Taiwan, Korea, etc.
North and South America..........United States, Canada, Mexico, etc.
Europe...United Kingdom, Germany, France, Italy, Netherlands, etc.

(b)Relating to lease transactions

	Millions of yen					
	Year ended March 31,2004			Year ended March 31,2003		
(1) Equivalent of acquisition value of leased items, equivalent of total amount of depreciation and equivalent of year-end closing balance :	Equivalent of acquisition value	Equivalent of total amount of depreciation	Equivalent of year-end balance	Equivalent of acquisition value	Equivalent of total amount of depreciation	Equivalent of year-end balance
Machinery and transportation equipment	1,195	657	538	1,364	650	714
Tools, furniture and fixtures	3,079	1,720	1,358	3,332	1,691	1,640
Total	4,275	2,378	1,896	4,697	2,342	2,355

Because of a low ratio of the year-end closing balance of unexpired lease expenses to a total amount of the year-end closing balance of tangible fixed assets plus the year-end closing balance of unexpired lease expense, equivalent of acquisition value in the term period in the current fiscal year has been calculated based on " Interest payment inclusive method".

(2) Equivalent of year-end closing balance of unexpired lease expenses:

	2004	2003
within-1-year	945	1,107
over 1-year	950	1,247
Total	1,896	2,355

Because of a low ratio of the year-end closing balance of unexpired lease expenses to a total amount of the year-end closing balance of tangible fixed assets plus the year-end closing balance of unexpired lease expense, equivalent of year-end closing balance of unexpired lease expenses in the term period in the current fiscal year has been calculated based on " Interest payment inclusive method".

(3) The amount of lease expenses and equivalent of depreciation expenses:

	2004	2003
Amount of lease expenses	1,242	1,247
Equivalent of depreciation expenses	1,242	1,247

(4) Method of computing equivalent of depreciation expenses:

Computation is based on straight-line method with the lease term as a useful life and the residual value to be set at zero.

(c)Transaction with related parties

Directors and main individual shareholder

FY2004(Annual)												
Attribution	Name	Address	Capital	Line of business or profession	Voting right(own or owned)	Contents of relation		Contents of transaction		Transaction amount	Account title	Year-end balance
						Concurrently serving etc.	Relation of business					
Director	Atsushi Matsuoka	—	—	Director of the company President and representative director of NMB Co., Ltd	(Owned) Direct 0%	—	—	Please see "Keiaisha Co., Ltd.".				
Companies which the company's directors and nearly related person have over 50% of voting right.	Keiaisha Co., Ltd.	Kitaku Tokyo	¥1,905 million	Sales of Steel and its raw materials	(Owned) Direct 5.0%	Concurrently serving 3 on loan 1	The company purchases steel bar etc.	Operating transaction	Purchase of steel bar etc.	¥2,256 million	Notes payable and Account payable etc. ※3	¥721 million
									Building rent, etc.	¥36 million	Current assets and others ※3	¥3 million
									Tools & Equipment rent, etc	¥531 million	—	—
								Non Operating transaction	Non Operating income	¥17 million	—	—

(Note) Terms and decision policy of the transaction

1. The transaction with Keiaisha Co., Ltd. is what is called "Transaction for the third party".
2. The sales prices of steel bar, building rent and machinery rent etc. are decided after negotiation every fiscal year considering the market prices.

※ 3. The transaction amounts do not include the consumption taxes and the year end balance amounts include them.

Directors and main individual shareholder

FY2003(Annual)												
Attribution	Name	Address	Capital	Line of business or profession	Voting right(own or owned)	Contents of relation		Contents of transaction		Transaction amount	Account title	Year-end balance
						Concurrently serving etc.	Relation of business					
Director	Atsushi Matsuoka	—	—	Director of the company President and representative director of NMB Co., Ltd	(Owned) Direct 0%	—	—	Please see "Keiaisha Co., Ltd.".				
Companies which the company's directors and nearly related person have over 50% of voting right.	Keiaisha Co., Ltd.	Kitaku Tokyo	¥1,905 million	Sales of Steel and its raw materials	(Owned) Direct 5.0%	Concurrently serving 4 on loan 1	The company purchases steel bar etc.	Operating transaction	Purchase of steel bar etc.	¥2,316 million	Notes payable and Account payable etc. ※3	¥358 million
									Building rent, etc.	¥36 million	Current assets and others ※3	¥1 million
									Tools & Equipment rent, etc	¥542 million	—	—
								Non Operating transaction	Non Operating income	¥6 million	—	—

(Note) Terms and decision policy of the transaction

1. The transaction with Keiaisha Co., Ltd. is what is called "Transaction for the third party".
2. The sales prices of steel bar, building rent and machinery rent etc. are decided after negotiation every fiscal year considering the market prices.

※ 3. The transaction amounts do not include the consumption taxes and the year end balance amounts include them.

(d)The tax effect accounting

As of March 31,2004		As of March 31,2003	
1.Major reasons for the accrual of deferred tax assets and deferred tax liabilities	Millions of yen	1.Major reasons for the accrual of deferred tax assets and deferred tax liabilities	Millions of yen
(Deferred tax assets)		(Deferred tax assets)	
Excess of allowed limit chargeable to the bonus payment reserve	744	Excess of allowed limit chargeable to the bonus payment reserve	631
Excess of allowed limit chargeable to the retirement allowance reserve	92	Excess of allowed limit chargeable to the retirement allowance reserve	18
Loss on revaluation of investments Securities	1,519	Loss on revaluation of investments securities	2,210
Excess of allowed limit chargeable to the allowance for doubtful accounts	1,489	Loss on liquidation of affiliates	245
Unrealized gains on sales of Inventories	2,046	Excess of allowed limit chargeable to the allowance for doubtful accounts	1,501
Deficit brought forward	5,406	Unrealized gains on sales of inventories	2,463
Foreign tax credit carry forwards	1,539	Deficit brought forward	8,770
Others	938	Difference on revaluation of other marketable securities	24
Total deferred tax assets	13,775	Others	2,225
		Total deferred tax assets	18,088
(Deferred tax liabilities)		(Deferred tax liabilities)	
Depreciations allowed to overseas subsidiaries	720	Depreciations allowed to overseas subsidiaries	1,758
Difference on revaluation of other marketable securities	1,053		
Others	147	Others	56
Total deferred tax liabilities	1,921	Total deferred tax liabilities	1,814
Net deferred tax assets	11,853	Net deferred tax assets	16,273

※Net deferred tax assets for the current fiscal year are included in the following items on the consolidated balance sheet.

	As of March 31,2004		As of March 31,2003
Current assets......... Deferred tax assets	6,554	Current assets........ Deferred tax assets	8,593
Fixed assets............ Deferred tax assets	6,167	Fixed assets........... Deferred tax assets	9,494
Current liabilities..... Deferred tax liabilities	(765)	Current liabilities.... Deferred tax liabilities	(1,016)
Fixed liabilities........ Deferred tax liabilities	(102)	Fixed liabilities....... Deferred tax liabilities	(797)

As of March 31,2004		As of March 31,2003	
2. Major reasons for significant differences between the legal effective tax rate and the ratio of income tax burden after the application of tax effect accounting		2.Major reasons for significant differences between the legal effective tax rate and the ratio of income tax burden after the application of tax effect accounting	
Domestic legal effective tax rate	39.0%	Domestic legal effective tax rate	40.0%
(Adjustments)		(Adjustments)	
Current amortization of excess of cost over net assets acquired	3.0	Current amortization of excess of cost over net assets acquired	93.2
Differences in the tax rates applied to consolidated overseas subsidiaries	(17.3)	Differences in the tax rates applied to consolidated overseas subsidiaries	(713.0)
Effect of elimination of dividend income	32.6	Valuation allowance for deficits in the current fiscal year of consolidated subsidiaries	800.3
Others	(1.7)	Effect of elimination of dividend income	758.4
Ratio of income tax burden after the application of tax effect accounting	55.6	Difference recognized by U.S. subsidiaries because of the adoption of tax effect accounting	(560.0)
		Withholding income tax and others	41.2
		Difference arising from a change in an effective statutory tax rate	128.7
		Others	(2.6)
		Ratio of income tax burden after the application of tax effect accounting	586.2

3.Revision in the amount of deferred tax assets and deferred tax liabilities owing to changes in the rate of income tax and others The effective statutory tax rate for deferred tax assets and deferred tax liabilities is 40.0% for the currents assets in the previous term and 39.0% in the currents term. Because of this, deferred tax assets decreased 105 million yen and income tax adjustment posted in the current term increased the same amount.	3.Revision in the amount of deferred tax assets and deferred tax liabilities owing to changes in the rate of income tax and others The legally effective tax rate used in calculating deferred tax assets and deferred tax liabilities is 40.0% in the previous term, and 40.0% in the current term for those under current assets and 39.0% for those under fixed assets in the current term. As a result, deferred tax assets decreased 204 million yen, and income tax adjustment increased by the same amount.

(e) Marketable securities

Marketable securities

(Amount: millions of yen)

Classification	As of March 31,2004			As of March 31,2003		
	Acquisition Value	Book Value	Difference	Acquisition Value	Book Value	Difference
Those whose recoded amounts in the consolidated balance sheet exceed the acquisition costs. Stock	3,065	5,767	2,701	–	–	–
Those whose recoded amounts in the consolidated balance sheet do not exceed the acquisition costs. Stock	5	5	(0)	2,723	2,660	(62)
Total	3,071	5,772	2,701	2,723	2,660	(62)

(Note) Owing to the impairment of shares with quoted market values that are included in other marketable securities, losses on revaluation of marketable and investment securities totaled 4,914 million yen in fiscal year 2003.

Other marketable securities sold in the current consolidated fiscal year

(Amount: millions of yen)

Classification	As of March 31,2004	As of March 31,2003
Amount of sales of investments Securities	2,544	–
Gain on sales of investments Securities	881	–
Loss on sales of investments Securities	–	–

Other marketable securities (Amount: millions of yen)

Classification	As of March 31,2004	As of March 31,2003
	Book Value	Book Value
Other marketable securities	1,094	1,104
Total	1,094	1,104

(Note) Non-listed stock

(f) Contract amounts, current prices, and unrealized profits or losses of derivatives

Exchange contract (Amount: millions of yen)

Classification	Type	As of March 31,2004				As of March 31,2003			
		Contract amount		Current price	Revaluation profit or (loss)	Contract amount		Current price	Revaluation profit or (loss)
			Over 1-year				Over 1-year		
Non-market transaction	Exchange Contract								
	Selling order								
	US dollar	—	—	—	—	407	—	407	—
	Japanses YEN	—	—	—	—	83	—	83	—
	Euro	—	—	—	—	19	—	19	—
	HK dollar	—	—	—	—	2,142	—	2,142	—
	Buying order Japanese YEN	—	—	—	—	35	—	35	—
Total		—	—	—	—	2,687	—	2,687	—

(Notes) 1.Calculation method for current market price

Exchange Contract Transactions............These transactions have been made based on the forward exchange rates.

2.We excluded the items that are applied hedge account from this financial year's report

3.For derivative transactions expected to be made in April 2003, exchange contracts were made at the end of the current term in Singapore.

(g) Retirement benefits

FY2004		
(1) Corporate retirement benefit system		
To provide for the payment of employee retirement allowances, the Company has adopted the qualified retirement pension system on a company-wide basis.		
(2) Details of retirement benefit debts and expenses		
Components of retirement benefit debts		
(a) Retirement benefit debts	(20,489)	millions of yen
(b) Pension assets	15,978	
(c) Unreserved debts for retirement benefit ((a)+(b))	(4,511)	
(d) Unappropriated amount of differences at the time of changes in accounting standards	610	
(e) Unrecognized differences in mathematical calculation	3,348	
(f) Net amount listed on consolidated balance sheet ((c)+(d)+(e))	(553)	
(g) Allowance for retirement benefits (note)	(553)	
Note: On the balance sheet, the Company includes an excess over the accrued employees' retirement allowances due to its past switch to a qualified retirement pension system as "Allowance for retirement benefits."		
Components of retirement benefit expenses		
Service costs	1,081	
Interest costs	666	
Expected management earnings	(143)	
Amount of differences at the time of changes in accounting standards charged to expenses	610	
Amount of differences at the accounting period changed to exepenses	764	
Retirement benefit expenses	2,979	
(3) Calculation basis for retirement benefit debts and expenses		
Discount rates	2.5 %	
Expected management earning rates	2.5 %	
Period allocation method of anticipated retirement benefit debts	Basis for periodic fixed amounts	
Accounting period of differences in mathematical calculation	5 ~ 15 years (From the next term, the differences will be charged to expenses based on the straight-line method.)	
Accounting period of differences at the time of changes in accounting standards	5 years (Prorated amounts are stated in extraordinary loss.)	

FY2003
(1) Corporate retirement benefit system To provide for the payment of employee retirement allowances, the Company has adopted the qualified retirement pension system on a company-wide basis.

(2) Details of retirement benefit debts and expenses

Components of retirement benefit debts

(a) Retirement benefit debts	(20,035)	millions of yen
(b) Pension assets	12,802	
(c) Unreserved debts for retirement benefit ((a)+(b))	(7,233)	
(d) Unappropriated amount of differences at the time of changes in accounting standards	1,253	
(e) Unrecognized differences in mathematical calculation	5,225	
(f) Net amount listed on consolidated balance sheet ((c)+(d)+(e))	(755)	
(g) Prepaid pension expenses	218	
(h) Allowance for retirement benefits (note) ((f) − (g))	(973)	

Note: On the balance sheet, the Company includes an excess over the accrued employees' retirement allowances due to its past switch to a qualified retirement pension system as "Allowance for retirement benefits."

Components of retirement benefit expenses

Service costs	1,175
Interest costs	726
Expected management earnings	(559)
Amount of differences at the time of changes in accounting standards charged to expenses	626
Amount of differences at the accounting period changed to exepenses	333
Retirement benefit expenses	2,302

(3) Calculation basis for retirement benefit debts and expenses

Discount rates	3.0 %
Expected management earning rates	3.0 %
Period allocation method of anticipated retirement benefit debts	Basis for periodic fixed amounts
Accounting period of differences in mathematical calculation	5 ~ 15 years (From the next term, the differences will be charged to expenses based on the straight-line method.)
Accounting period of differences at the time of changes in accounting standards	5 years (Prorated amounts are stated in extraordinary loss.)

(h) Going Concerns

Not Applicable

5. Amounts of production, orders received, sales

(1) Production (Amount: millions of yen)

Business segments	March 31,2004	March 31,2003
Machined components business	114,794	119,290
Electronic devices and components business	154,422	152,678
Total	269,216	271,968

(Note) Amounts are provided on the basis of their sales price and do not include consumption taxes.

(2) Orders received (Amount: millions of yen)

Business segments	Year ended March 31,2004		Year ended March 31,2003	
	Orders received	Order backlog	Orders received	Order backlog
Machined components business	113,141	34,674	117,055	33,225
Electronic devices and components Business	157,262	22,450	152,670	22,069
Total	270,404	57,124	269,725	55,294

(Note) Amounts are provided on the basis of their sales price and do not include consumption taxes.

(3) Sales (Amount: millions of yen)

Business segments	Year ended March 31,2004	Year ended March 31,2003
Machined components business	111,692	118,117
Electronic devices and components business	156,881	154,084
Total	268,574	272,202

(Notes) Amounts are provided on the basis of their sales price and do not include consumption taxes.

BRIEF REPORT OF NON-CONSOLIDATED FINANCIAL RESULTS
(Year ended March 31, 2004)

May 13, 2004

Registered Company Name: MINEBEA CO., LTD.
Common Stock Listings: Tokyo, Osaka, and Nagoya
Headquarters: Nagano-ken
Code No: 6479
(URL http://www.minebea.co.jp)
Representative: Tsugio Yamamoto Representative Member of the Board, President and Chief Executive Officer
Contact: Takashi Yamaguchi Managing Executive Officer in charge of Finance and Accounting
Tel. (03)5434-8611
Board of Directors' Meeting for Non-consolidated Financial Results held on: May 13, 2004
Interim Dividend Plan: None
Unit Share Method: Yes (1 unit = 1,000 shares)
Annual Shareholders' Meeting to be held on: June 29, 2004

1. Business performance (April 1,2003 through March 31,2004)

(1) Results of Operations (Amounts less than one million yen have been omitted.)

	Net sales (millions of yen)	% Change	Operating income (millions of yen)	% Change	Ordinary income (millions of yen)	% Change
FY2004	185,105	13.6	4,351	(13.3)	13,343	20.6
FY2003	162,952	(7.0)	5,018	171.5	11,062	10.3

	Net income (millions of yen)	% Change	Net income Per share(yen)	Fully diluted net income per share(yen)	Return (Net income) on equity (%)	Return (Ordinary income) on assets (%)	Return (Ordinary income) on sales (%)
FY2004	2,266	84.7	5.68	–	1.2	3.7	7.2
FY2003	1,227	(71.8)	3.08	–	0.7	3.0	6.8

(Notes) 1. Weighted average number of shares outstanding during the respective years: 399,090,062 shares at March 31, 2004
399,131,972 shares at March 31, 2003
2. Changes in accounting method: None
3. The percentages of net sales, operating income, ordinary income and net income show year-on-year changes.

(2) Dividends

	Dividends per share Annual (yen)	Interim (yen)	Year-end (yen)	Total annual dividends (millions of yen)	Dividends payout ratio (%)	Dividends on shareholders' equity (%)
FY2004	7.00	–	7.00	2,793	123.2	1.5
FY2003	7.00	–	7.00	2,793	227.6	1.5

(Notes) Details of dividends Not applicable.

(3) Financial Position

	Total assets (millions of yen)	Shareholders' equity (millions of yen)	Shareholders' equity ratio (%)	Shareholder's equity per share (yen)
FY2004	366,618	182,389	49.7	457.02
FY2003	362,682	181,240	50.0	454.12

(Notes) 1. Number of shares outstanding at end of year: 399,083,036 shares at March 31, 2004
399,100,842 shares at March 31, 2003
2. Number of treasury stock at end of year: 84,659 shares at March 31, 2004
66,853 shares at March 31, 2003

2. Prospect for the next fiscal year (April 1, 2004 through March 31, 2005)

	Net sales (millions of yen)	Ordinary income (millions of yen)	Net income (millions of yen)	Dividends per share Interim(yen)	Year-end(yen)	Annual(yen)
Interim	92,000	2,900	1,300	–	–	–
Annual	190,000	8,500	4,600	–	7.00	7.00

(Reference) Projected annual net income per share: 11.53yen

(Notes) The above-mentioned forecasts are based on the information available as of the date when this information is disclosed, as well as on the assumptions as of the disclosing date of this information related with unpredictable parameters that are probable to affect our future business performances in the end. In other words, our actual performances are likely to differ greatly from these estimates depending on various factors that will take shape from now on. As for the assumptions used for these forecasts and other related items, please refer to page seven of the documents attached hereunder.

Non-Consolidated Financial Statements and Notes

1. Non-Consolidated Balance Sheets

	As of March 31,2004		As of March 31,2003		Increase or (decrease) 2004-2003	
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	%
ASSETS						
Current assets	126,841	34.6	128,363	35.4	(1,522)	(1.2)
Cash and cash equivalents	7,886		7,487		399	
Notes receivable	5,104		2,249		2,855	
Accounts receivable-trade	45,905		36,680		9,224	
Purchased goods	2,781		3,442		(660)	
Goods in transit	1,279		1,068		211	
Finished goods	1,142		1,278		(136)	
Raw materials	2,065		2,122		(56)	
Work in process	2,546		2,410		136	
Supplies	141		170		(28)	
Advances to vendor	–		131		(131)	
Prepaid expenses	380		380		(0)	
Short-term loans receivable from affiliates	49,205		60,202		(10,996)	
Accounts receivable-other	3,747		5,568		(1,820)	
Temporary advance	7		22		(15)	
Deferred tax assets	3,056		4,231		(1,175)	
Others	1,621		1,018		603	
Allowance for doubtful receivables	(33)		(100)		67	
Fixed assets	239,731	65.4	234,305	64.6	5,425	2.3
Tangible fixed assets	30,743		32,073		(1,329)	
Buildings	10,767		11,607		(840)	
Structures	609		661		(51)	
Machinery and equipment	6,064		6,314		(250)	
Vehicles	13		15		(2)	
Tools, furniture and fixtures	2,029		2,255		(226)	
Land	11,103		11,067		35	
Construction in progress	155		150		5	
Intangible fixed assets	841		841		0	
Patents	365		466		(101)	
Leasehold rights	49		49		–	
Software	378		275		102	
Others	48		50		(1)	
Investments and other assets	208,146		201,391		6,755	
Investments in securities	6,831		3,720		3,110	
Investments securities in affiliates	160,437		155,366		5,070	
Investments in partnerships	0		0		–	
Investments in partnerships with affiliates	33,154		27,733		5,420	
Long-term loans receivable	14		–		14	
Long-term loans receivable from employees	10		11		(1)	
Long-term loans receivable from affiliates	8,506		8,567		(60)	
Reorganization claim in bankruptcy , and others	41		53		(12)	
Long-term prepaid expenses	636		804		(168)	
Deferred tax assets	7,164		7,983		(819)	
Others	531		1,124		(592)	
Allowance for doubtful receivables	(9,180)		(3,975)		(5,204)	
Deferred assets	45	0.0	13	0.0	32	244.1
Bond issuance expenses	45		13		32	
Total Assets	366,618	100.0	362,682	100.0	3,935	1.1

	As of March 31,2004		As of March 31,2003		Increase or (decrease) 2004-2003	
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	%
LIABILITIES						
Current liabilities	132,895	36.3	100,327	27.6	32,567	32.5
Notes payable	3,437		2,998		439	
Accounts payable-trade	26,095		23,817		2,278	
Short-term loans payable	51,251		52,033		(781)	
Commercial paper	4,000		3,000		1,000	
Current portion of long-term loans payable	4,000		500		3,500	
Current portion of bonds	10,000		10,000		–	
Current portion of convertible bonds	27,080		–		27,080	
Accounts payable-other	2,932		4,193		(1,260)	
Accrued income taxes	69		71		(1)	
Accrued expenses	1,003		816		187	
Advances from customer	1		4		(3)	
Deposits received	367		245		121	
Deferred income	6		86		(80)	
Accrued bonuses	1,853		1,943		(90)	
Notes payable for equipment	169		100		69	
Others	625		515		109	
Long-term liabilities	51,334	14.0	81,114	22.4	(29,780)	(36.7)
Bonds	28,000		28,000		–	
Convertible bonds	–		27,080		(27,080)	
Bond with warrants	4,000		4,000		–	
Long-term loans payable	19,000		22,000		(3,000)	
Allowance for retirement benefits	311		34		277	
Allowance for retirement benefits to executive officers	22		–		22	
Total Liabilities	184,229	50.3	181,442	50.0	2,787	1.5
SHAREHOLDERS' EQUITY						
Common stock	68,258	18.6	68,258	18.8	–	–
Additional paid-in capital	94,756	25.8	94,756	26.1	–	–
Capital reserve	94,756		94,756		–	
Retained Earnings	17,772	4.8	18,299	5.1	(526)	(2.9)
Earned surplus	2,085		2,085		–	
Voluntary reserve	11,500		11,500		–	
General reserve	11,500		11,500		–	
Unappropriated retained earnings	4,187		4,714		(526)	
[Current net income]	[2,266]		[1,227]		[1,039]	
Difference on revaluation of other marketable securities	1,647	0.5	(36)	(0.0)	1,684	–
Treasury stock	(46)	(0.0)	(37)	(0.0)	(9)	24.4
Total Shareholders' Equity	182,389	49.7	181,240	50.0	1,148	0.6
Total Liabilities and Shareholders' Equity	366,618	100.0	362,682	100.0	3,935	1.1

	Millions of yen 2004	Millions of yen 2003
(Note) 1. Accumulated depreciation of tangible fixed assets	49,711	48,849
2. Guranteed liabilities	29,149	37,369
3. Issuance of common stock upon conversion of convertible bonds	–	–
Increase of shares on conversion of convertible bonds	–	–
Transferred to common stock	–	–
4. Issuance of common stock upon conversion of bond with warrants	–	–
Increase of shares on conversion of bond with warrants	–	–
Transferred to common stock	–	–

2. Non-Consolidated Statements of Income

	Year ended March 31,2004		Year ended March 31,2003		Increase or (decrease) 2004－2003	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Net Sales	185,105	100.0	162,952	100.0	22,152	13.6
Cost of sales	159,186	86.0	136,897	84.0	22,288	16.3
Gross profit	25,919	14.0	26,054	16.0	(135)	(0.5)
Selling, general and administrative expenses	21,567	11.6	21,036	12.9	530	2.5
Operating income	4,351	2.4	5,018	3.1	(666)	(13.3)
Other income	11,440	6.1	9,420	5.8	2,019	21.4
Interest income	872		969		(97)	
Dividends received	9,853		7,786		2,066	
Rent income of fixed assets	322		504		(181)	
Others	391		159		231	
Other expenses	2,448	1.3	3,375	2.1	(927)	(27.5)
Interest and discount charge	622		1,392		(769)	
Interest on bonds	1,144		1,252		(108)	
Amortization on bond issue costs	26		24		2	
Foreign currency exchange loss	288		294		(5)	
Others	366		412		(45)	
Ordinary income	13,343	7.2	11,062	6.8	2,280	20.6
Extraordinary income	1,054	0.6	450	0.3	604	134.2
Gain on sales of fixed assets	96		123		(26)	
Gain on sales of investments in securities	881		3		878	
Liquidation dividend from affiliated company	–		205		(205)	
Reversal of allowance for doubtful receivables	75		118		(43)	
Extraordinary loss	10,157	5.5	8,117	5.0	2,039	25.1
Loss on sales of fixed assets	118		117		0	
Loss on sales of investments in securities	2		–		2	
Loss on revaluation of investments in securities	–		4,945		(4,945)	
Allowance for doubtful receivables	5,580		–		5,580	
Loss on revaluation of investments securities in affiliates	2,904		2,280		623	
Loss on liquidation of affiliated companies	–		256		(256)	
Loss on liquidation of the business of switching power supplies, inductors and transformers, etc.	209		–		209	
Loss for after-care of products	110		23		87	
Retirement benefit expense	493		494		(1)	
Special severance payment	307		–		307	
Retirement benefits to directors and corporate auditors	431		–		431	
Income before income taxes	4,240	2.3	3,395	2.1	844	24.9
Income taxes (including enterprise tax)	1,057	0.6	999	0.6	57	5.7
Adjustment of income taxes	916	0.5	1,168	0.7	(252)	(21.6)
Total income taxes	1,973	1.1	2,167	1.3	(194)	(9.0)
Net income	2,266	1.2	1,227	0.8	1,039	84.7
Retained earnings brought forward from the previous year	1,920		3,486		(1,566)	
Loss on disposal of treasury stock	0		–		0	
Unappropriated retained earnings at end of year	4,187		4,714		(526)	

3. (a) Proposed Appropriation of Unappropriated Retained Earnings

	Year ended March 31,2004 Millions of yen		Year ended March 31,2003 Millions of yen
Unappropriated retained earnings at end of year................	4,187	Unappropriated retained earnings at end of year................	4,714
The above amount is to be appropriated as follows:-		The above amount is to be appropriated as follows:-	
Dividends [7 yen per share].........	2,793	Dividends [7 yen per share].........	2,793
Bonuses to directors & corporate auditors.................	−	Bonuses to directors & corporate auditors.................	−
[Corporate auditors' bonuses]	[−]	[Corporate auditors' bonuses]	[−]
Voluntary reserve	−	Voluntary reserve	−
General reserve..........................	−	General reserve..........................	−
Total	2,793	Total	2,793
Retained earnings carried forward to the next year...........	1,393	Retained earnings carried forward to the next year...........	1,920

(Notes) With regard to directors' remuneration, there are no matters to be discussed at the general meeting of shareholders in accordance with Article 269 of the Commercial Law.

(b) Dividends per share

	FY2004			FY2003		
	Annual (yen)	Interim (yen)	Year-end (yen)	Annual (yen)	Interim (yen)	Year-end (yen)
Common stock	7.00	—	7.00	7.00	—	7.00
(Breakdown)						
Memorial dividends	—	—	—	—	—	—
Special dividends	—	—	—	—	—	—
New stocks	—	—	—	—	—	—
Preferred stocks	—	—	—	—	—	—
Subsidiaries-linked dividend stocks	—	—	—	—	—	—

4. Significant Accounting Policies

(a) Marketable securities

Investments securities in subsidiaries and affiliates:	Stated at cost determined by the moving average method.
Other marketable securities:	Securities with Market Value Market value method based on market prices and other conditions at the end of the term. (The revaluation differences are accounted for based on the direct capitalization method and the sales costs are calculated by the moving average method.) Securities without Market Value Non listed marketable securities are stated at cost determined by the moving average method.

(b) Inventories

Purchased goods:	Stated at cost determined by the moving average method.
Finished goods:	Stated at cost determined by the moving average method.
Raw materials:	Stated at cost determined by the moving average method for bearings, fasteners, measuring equipment, motors and special machinery components.
Work in process:	Stated at cost determined by the moving average method for bearings, fasteners, and motors. Stated at cost determined respectively for measuring equipment, special motors and special machinery components.
Supplies:	Stated at cost determined by the moving average method for manufacturing bearings, fasteners, measuring equipment, motors and special machinery components.

(c) Depreciation

Tangible fixed assets:

Depreciation of tangible fixed assets is made on the declining balance method based on estimated useful lives of the assets.

Useful lives and residual values are computed on the basis of the same method that is stipulated in the Corporation tax law.

The depreciation method of depreciation assets whose acquisition values are not less than 100,000 yen and less than 200,000 yen has been changed to a method by which those assets are equally depreciated in lump sum for three years.

Intangible fixed assets:

Depreciation of intangible fixed assets is made on the straight-line method.

Useful lives are computed on the basis of the same method that is stipulated in the Corporation tax law.

However, the depreciation method of software (for internal use) is computed on the straight-line method based on our expected useful period (5 years).

(d) Amortization of deferred assets

Bond issuance expenses are amortized over three years by an averaged amount each year.

Other items are charged to income as incurred.

(e) Allowances

Allowance for doubtful receivables:

In order to prepare against losses resulting from irrecoverable receivables, an allowance has been reserved in the amount required for estimated uncollectible receivables based on actual losses of trade receivables and on collectibility of specific receivables with loss possibilities.

Accrued bonuses:

To make preparations for the payment of bonuses to employees, accrued bonuses are shown based on the anticipated amounts of payment in the current term.

Allowance for retirement benefits:

Based on estimated retirement benefit debts and pension assets at the end of the current term, the Company reported an amount estimated to accrue at the end of the current term to provide for employee retirement benefits.

Regarding the difference of 2,474 million yen arising at the time of changing accounting standards, the Company charged prorated amounts to expenses over five years and stated this extraordinary loss as retirement benefit expense.

Over the five years from the following term after the difference accrue, the Company will charge differences in mathematical calculation to expenses in accordance with the straight-line method.

Allowance for retirement benefits to executive officers:

To provide for payment of retirement allowance to executive officers, the estimated amount to be required according to our internal regulations as of the end of the period of the current fiscal year is shown.

(f) Translation of foreign currency assets and liabilities

Translation of foreign currency assets and liabilities are into yen at the exchange rate on the balance sheets date.

(g) Accounting method of lease transactions

The accounting treatment for financial lease transactions other than those in which the ownership of leases is considered to be transferred to us, is in accordance with that for ordinary lease transactions.

(h) Accounting method of hedge transactions

The Company had no significant hedge operations to report during the term.

In concluding forward foreign exchange contracts, those contracts with the corresponding amounts and dates are respectively allocated (to the debts) in accordance with the risk management policy. Therefore the correlation between claims/debts and forward foreign exchange contracts arising from foreign exchange rate fluctuations is fully secured, and this judgment is substituted for the judgment of effective hedge.

(i) Other significant accounting policies

Consumption taxes

Consumption tax and other related taxes are excluded from revenues and purchases of the Company.

7. Notes

(a) Relating to lease transactions

(1) Equivalent of acquisition value of leased items, equivalent of total amount of depreciation and equivalent of year-end closing balance	Millions of yen					
	Year ended March 31,2004			Year ended March 31,2003		
	Equivalent of acquisition value	Equivalent of total amount of depreciation	Equivalent of year-end balance	Equivalent of acquisition value	Equivalent of total amount of depreciation	Equivalent of year-end balance
Vehicles	287	188	99	307	172	135
Tools, furniture and fixtures	2,537	1,395	1,142	2,528	1,302	1,226
Total	2,825	1,583	1,241	2,835	1,474	1,361

Because of a low ratio of the year-end closing balance of unexpired lease expenses to a total amount of the year-end closing balance of tangible fixed assets, equivalent of acquisition value in the period under review has been calculated based on " Interest payment inclusive method".

(2) Equivalent of year-end closing balance of unexpired lease expenses:

within 1-year	572	595
over 1-year	669	765
Total	1,241	1,361

Because of a low ratio of the year-end closing balance of unexpired lease expenses to a total amount of the year-end closing balance of tangible fixed assets, equivalent of year-end closing balance of unexpired lease expenses in the period under review has been calculated based on " Interest payment inclusive method".

(3) The amount of lease expenses and equivalent of depreciation expenses:

Amount of lease expenses	703	678
Equivalent of depreciation expenses	703	678

(4) Method of computing equivalent of depreciation expenses:

Computation is based on straight line method with the lease term as a useful life and the residual value to be set at zero.

(b) Securities with Market Value

There are no subsidiaries or affiliates whose stocks have their current market value.

(c) The tax effect accounting

Year ended March 31,2004		Year ended March 31,2003	
1. Major reasons for the accrual of deferred tax assets and deferred tax liabilities		1. Major reasons for the accrual of deferred tax assets (total current and fixed assets)	
	Millions of yen		Millions of yen
(Deferred tax assets)			
Excess of allowed limit chargeable to the accrued bonuses	722	Excess of allowed limit chargeable to the accrued bonuses	631
Excess of allowed limit chargeable to the retirement benefits	65	Excess of allowed limit chargeable to the retirement benefits	18
Loss on the liquidation of investments in securities	1,519	Loss on the liquidation of investments in securities	2,210
Loss on the liquidation of investments securities in affiliates	2,467	Loss on the liquidation of investments securities in affiliates	1,096
Excess of allowed limit chargeable to the allowance for doubtful receivable	3,575	Loss on liquidation of affiliated companies	239
Deficit brought forward	951	Excess of allowed limit chargeable to the allowance for doubtful receivable	1,539
Foreign tax credit carry fowards	1,539	Deficit brought forward	6,291
Others	436	Difference on revaluation of other marketable securities	24
Total deferred tax assets	11,274	Others	166
(Deferred tax liabilities)		Total	12,214
Difference on revaluation of other marketable securities	1,054		
Total deferred tax liabilities	1,054		
Net deferred tax assets	10,220		
2. Major reasons for significant differences between the legal effective tax rate and the ratio of income tax burden after the application of tax effect accounting.		2. Major reasons for significant differences between the legal effective tax rate and the ratio of income tax burden after the application of tax effect accounting.	
	%		%
Domestic legal effective tax rate	39.0	Domestic legal effective tax rate	40.0
(Adjustments)		(Adjustments)	
Items to be regarded as taxable expenses, Such as entertainment expenses	1.6	Items to be regarded as taxable expenses, Such as entertainment expenses	2.1
Inhabitant tax levied per capita etc.	1.8	Inhabitant tax levied per capita etc.	1.4
Foreign tax credit carry fowards	(12.5)	Income tax collected at the source	18.8
Tax amount by amended return	14.7	Adjustment of the difference in amount on the income tax return	(5.0)
Difference arising from a change in legally effective tax rate	2.5	Difference arising from a change in legally effective tax rate	6.0
Others	(0.6)	Others	0.6
Ratio of income tax burden after the application of tax effect accounting	46.5	Ratio of income tax burden after the application of tax effect accounting	63.9
3. Revision in the amount of deferred tax assets owing to changes in the rate of income tax and others.		3. Revision in the amount of deferred tax assets owing to changes in the rate of income tax and others.	
The effective statutory tax rate for deferred tax assets is 40% for the current assets in the previous term and 39% in the current term. Because of this, deferred tax assets decreased 105 million yen and income tax adjustment posted in the current term increased the same amount.		The legally effective tax rate used in calculating deferred tax assets is 40.0% in the previous term, and 40.0% in the current term for those under current assets and 39.0% for those under fixed assets in the current term. As a result, deferred tax assets decreased 204 million yen, and income tax adjustment increased by the same amount.	

(d) Going concerns

Not applicable.

Change of Directors & Corporate Auditors

1. Representative Director: None

2. Other Directors & Corporate Auditors:

   (a) Candidate for New Corporate Auditors:

   Statutory Auditor Tukasa Oshima
   (The Sumitomo Trust & Banking Co., Ltd. Statutory Auditor)

   (b) Retiring Corporate Auditors:

   Corporate Auditor Mitsuo Ichikawa

   (Notes) Candidate for new corporate auditor Tsukasa Oshima and Retiring corporate auditor Mitsuo Ichikawa are external corporate auditors as stipulated in Section 1 of Article of 18 of the Law For Special Exceptions to the Commercial Code Concerning to Audit etc., of Corporations.

May 13, 2004
Minebea Co., Ltd.

Supplementary Financial Data
for the Fiscal Year ended March 31, 2004

1. Consolidated Results of Operations

	Fiscal year ended Mar. 03			Fiscal year ended Mar. 04			%Change Y/Y	
(Millions of yen)	1st Half	2nd Half	Full Year	1st Half	**2nd Half**	**Full Year**	2nd Half*1	Full Year*2
Net sales	137,249	134,953	272,202	133,741	**134,833**	**268,574**	-0.1%	-1.3%
Operating income	10,176	9,176	19,352	9,467	**8,637**	**18,104**	-5.9%	-6.4%
Ordinary income	7,667	5,753	13,420	7,558	**6,242**	**13,800**	+8.5%	+2.8%
Income before income taxes	6,817	-6,322	495	6,299	**6,659**	**12,958**	—	+2,517.8%
Net income	2,543	-4,977	-2,434	2,726	**3,293**	**6,019**	—	—
Net income per share (yen)	6.37	-12.47	-6.10	6.83	**8.25**	**15.08**	—	—

	Fiscal year ended Mar. 03				Fiscal year ended Mar. 04				4Q %Change	
(Millions of yen)	1Q	2Q	3Q	4Q	1Q	2Q	3Q	**4Q**	Q/Q*3	Y/Y*4
Net sales	72,367	64,882	68,723	66,230	66,489	67,252	68,728	**66,105**	-3.8%	-0.2%
Operating income	6,031	4,145	5,519	3,657	4,259	5,208	4,531	**4,106**	-9.4%	+12.3%
Ordinary income	4,524	3,143	4,036	1,717	3,285	4,273	3,707	**2,535**	-31.6%	+47.6%
Income before income taxes	4,203	2,614	3,735	-10,057	2,177	4,122	3,590	**3,069**	-14.5%	—
Net income	1,903	640	1,889	-6,866	421	2,305	1,622	**1,671**	+3.0%	—
Net income per share (yen)	4.77	1.60	4.73	-17.20	1.06	5.77	4.07	**4.18**	+2.7%	—

2. Consolidated Sales and Operating Income by Division

	Fiscal year ended Mar. 03			Fiscal year ended Mar. 04			%Change Y/Y	
(Millions of yen)	1st Half	2nd Half	Full Year	1st Half	**2nd Half**	**Full Year**	2nd Half*1	Full Year*2
Machined components	60,309	57,808	118,117	55,665	**56,027**	**111,692**	-3.1%	-5.4%
Bearing related products	50,058	47,880	97,938	47,128	**47,476**	**94,604**	-0.8%	-3.4%
Other machined components	10,251	9,929	20,180	8,538	**8,551**	**17,089**	-13.9%	-15.3%
Electronic devices and components	76,940	77,144	154,084	78,076	**78,805**	**156,881**	+2.2%	+1.8%
Rotary components	38,933	40,255	79,188	43,642	**43,099**	**86,741**	+7.1%	+9.5%
Other electronic devices	38,005	36,892	74,897	34,435	**35,706**	**70,141**	-3.2%	-6.4%
Total sales	137,249	134,953	272,202	133,741	**134,833**	**268,574**	-0.1%	-1.3%
Machined components	9,163	9,356	18,519	9,178	**10,327**	**19,505**	+10.4%	+5.3%
Electronic devices and components	1,013	-181	832	289	**-1,689**	**-1,400**	—	—
Total operating income	10,176	9,176	19,352	9,467	**8,637**	**18,104**	-5.9%	-6.4%

	Fiscal year ended Mar. 03				Fiscal year ended Mar. 04				4Q %Change	
(Millions of yen)	1Q	2Q	3Q	4Q	1Q	2Q	3Q	**4Q**	Q/Q*3	Y/Y*4
Machined components	31,668	28,641	28,723	29,085	28,606	27,059	27,434	**28,593**	+4.2%	-1.7%
Bearing related products	26,420	23,638	23,845	24,035	23,959	23,169	23,324	**24,152**	+3.5%	+0.5%
Other machined components	5,249	5,002	4,879	5,050	4,646	3,892	4,109	**4,442**	+8.1%	-12.0%
Electronic devices and components	40,699	36,241	40,000	37,144	37,883	40,193	41,294	**37,511**	-9.2%	+1.0%
Rotary components	20,793	18,140	20,521	19,734	21,458	22,184	22,209	**20,890**	-5.9%	+5.9%
Other electronic devices	19,908	18,097	19,480	17,412	16,424	18,011	19,084	**16,622**	-12.9%	-4.5%
Total sales	72,367	64,882	68,723	66,230	66,489	67,252	68,728	**66,105**	-3.8%	-0.2%
Machined components	5,098	4,065	4,771	4,585	4,908	4,270	5,035	**5,292**	+5.1%	+15.4%
Electronic devices and components	933	80	748	-929	-648	937	-503	**-1,186**	—	—
Total operating income	6,031	4,145	5,519	3,657	4,259	5,208	4,531	**4,106**	-9.4%	+12.3%

*1 2nd half % change Y/Y : 2nd half in comparison with the 2nd half of the previous fiscal year
*2 Full year % change Y/Y : Full year in comparison with the previous full year
*3 4Q % change Q/Q : 4Q in comparison with 3Q
*4 4Q % change Y/Y : 4Q in comparison with 4Q of the previous fiscal year

3. Prospect for the Fiscal Year ending March 31, 2005

	Fiscal year ending Mar. 05			%Change Y/Y
(Millions of yen)	1st Half	2nd Half	Full Year	
Net sales	144,400	155,600	300,000	+11.7%
Operating income	8,400	11,600	20,000	+10.5%
Ordinary income	6,300	9,200	15,500	+12.3%
Income before income taxes	5,700	8,800	14,500	+11.9%
Net income	3,000	6,000	9,000	+49.5%
Net income per share (yen)	7.52	15.03	22.55	+49.5%

4. Prospect for the Consolidated Sales and Operating Income by Division

(Millions of yen)	Fiscal year ending Mar. 05 1st Half	2nd Half	Full Year	%Change Y/Y
Machined components	56,400	57,600	114,000	+2.1%
Bearing related products	48,200	48,600	96,800	+2.3%
Other machined components	8,200	9,000	17,200	+0.6%
Electronic devices and components	88,000	98,000	186,000	+18.6%
Rotary components	58,950	64,650	123,600	+42.5%
Other electronic devices	29,050	33,350	62,400	-11.0%
Total sales	144,400	155,600	300,000	+11.7%
Machined components	9,700	9,800	19,500	-0.0%
Electronic devices and components	-1,300	1,800	500	—
Total operating income	8,400	11,600	20,000	+10.5%

5. Capital Expenditure, Depreciation, Research and Development Costs

(Millions of yen)	FY ended Mar. 03	Fiscal year ended Mar. 04 1Q	2Q	3Q	4Q	Full Year	Prospect for the FY ending Mar. 05
Capital expenditure	16,382	5,074	4,810	3,322	**5,619**	**18,825**	23,000
Depreciation (Including Intangible Fixed Assets)	22,826	5,476	5,577	5,352	**5,300**	**21,705**	24,000
Research and development costs	9,741	2,468	2,400	2,313	**2,458**	**9,639**	9,600

6. Exchange Rates

		FY ended Mar. 03	Fiscal year ended Mar. 04 1Q	2Q	3Q	4Q	Full Year	Assumption for the FY ending Mar. 05
US$	PL	122.29	119.38	119.05	109.83	**107.61**	**113.97**	109.50
	BS	120.20	119.80	111.25	107.13	**105.69**	**105.69**	109.50
S'PORE$	PL	69.08	67.99	67.73	63.44	**63.15**	**65.58**	63.40
	BS	68.01	68.12	64.37	62.94	**62.91**	**62.91**	63.40
THAI BAHT	PL	2.86	2.81	2.85	2.75	**2.73**	**2.79**	2.70
	BS	2.80	2.84	2.78	2.71	**2.67**	**2.67**	2.70
RMB	PL	14.77	14.41	14.39	13.28	**12.99**	**13.77**	13.20
	BS	14.48	14.46	13.50	12.94	**12.79**	**12.79**	13.20

7. Non-Consolidated Results of Operations

(Millions of yen)	Fiscal year ended Mar. 03 1st Half	2nd Half	Full Year	Fiscal year ended Mar. 04 1st Half	2nd Half	Full Year	%Change Y/Y 2nd Half*1	Full Year*2
Net sales	83,402	79,550	162,952	92,482	**92,623**	**185,105**	+16.4%	+13.6%
Operating income	2,775	2,243	5,018	1,836	**2,515**	**4,351**	+12.1%	-13.3%
Ordinary income	4,828	6,234	11,062	5,782	**7,561**	**13,343**	+21.3%	+20.6%
Income before income taxes	4,371	-976	3,395	3,563	**677**	**4,240**	—	+24.9%
Net income	2,122	-895	1,227	1,480	**786**	**2,266**	—	+84.7%

8. Prospect for the Non-Consolidated Performance for the Fiscal Year ending March 31, 2005

(Millions of yen)	Fiscal year ending Mar. 05 1st Half	2nd Half	Full Year	%Change Y/Y
Net sales	92,000	98,000	190,000	+2.6%
Operating income	0	1,500	1,500	-65.5%
Ordinary income	2,900	5,600	8,500	-36.3%
Income before income taxes	2,600	5,400	8,000	+88.7%
Net income	1,300	3,300	4,600	+103.0%

Minebea

(Translation)

May 18, 2004

Minebea Co., Ltd.

< PRESS RELEASE>

<u>Minebea Withdraws the First Lawsuit against Nidec</u>

(1) On March 29, 2004, Minebea Co., Ltd. ("Minebea") filed a lawsuit against Nidec Corporation ("Nidec") at Tokyo District Court in connection with a motor patent. This was to seek:

a) action for declaration of "non-existence of cause of injunction" based upon the Nidec's patent (Patent No. 3134304) against Minebea's operation of manufacturing and distributing the motors; and

b) action for declaration that the cost of this lawsuit should be borne by Nidec.

(2) On April 5, 2004, Minebea filed additional lawsuit against Nidec at Tokyo District Court for an injunction based upon the Unfair Competition Prevention Law, prohibiting Nidec from notifying and/or disseminating Minebea's customers that sale of Minebea-made FDB spindle motors infringes Patent No. 3134304. This aimed to prevent Nidec from hindering Minebea's sales operations by circulating a false rumor among Minebea's customers that sale of Minebea-made motors infringes the Nidec's patent.

(3) Today, Minebea has withdrawn, in accordance with professional advice by our litigation counsel, only the first lawsuit for a declaratory judgment of "non-existence of cause of injunction by patent infringement" as described in (1) a) above.

We, Minebea, have made this decision because the withdrawal of the first lawsuit does not annul or affect the second lawsuit described in (2) above and we therefore consider a) we will be able to obtain the court's judgment that the products in question do not infringe the Nidec patent; b) concerns that our customers being pressingly and unduly caused detriment to their operations by injunctions have disappeared for the time being, owing largely to the Nidec's withdrawal of the suit against one of our customers; and c) the trial for the lawsuit described in (2) can be accelerated.

We have therefore filed a petition today to Tokyo District Court for withdrawal of the lawsuit filed on March 29, 2004. We will request that the trial be accelerated for the lawsuit for an injunction based on the Unfair Competition Prevention Law.

For inquiries, please contact:
Minebea Co., Ltd.
Masaki Ishikawa
Corporate Communications /Investor Relations Office
Corporate Planning Department

ARCO Tower, 19th Floor,
1-8-1, Shimo-Meguro, Meguro-ku, Tokyo 153-8662
Tel : 81-3-5434-8637
Fax: 81-3-5434-8607
E-mail : mishikaw@minebea.co.jp/
URL : http://www.minebea.co.jp/

* * * * * *

Minebea

April 26, 2003

To Whom It May Concern

Company Name : Minebea Co., Ltd.
Representative : Tsugio Yamamoto
Representative Director,
President and CEO
(Code No. 6479 TSE Div. No.1)
Contact Person : Takashi Yamaguchi
Managing Executive Officer
in charge of Accounting and
Finance
(Tel. 03-5434-8611)

Liquidation of Subsidiaries and Revision of Business Performance Forecast for the Fiscal Year ended March 2004

We hereby announce that our Board of Directors has resolved at a meeting on April 26, 2004 to liquidate the following four subsidiaries. We also inform you that we have revised as shown below the forecast of non-consolidated business performance for the fiscal year ended March 2004 due to the reorganization of our sales subsidiary in Singapore.

I. Liquidation of Subsidiaires

1. Background to liquidation

1) Minebea Onkyo Co., Ltd.

Minebea Onkyo Co., Ltd. was established in July 1991 for development and manufacture of speakers. Since then, we repeatedly extended financial support to this subsidiary, which suffered declining performance owing to a slump in the speaker business. Despite our consistent support, we saw no prospects for turning the company around and transferred its operations to Minebea Co., Ltd. in June 2003 to keep the speaker business going in the Minebea Group. Now that the business transfer has been completed, we have decided to liquidate Minebea Onkyo Co., Ltd.

2) NMB Onkyo Co., Ltd.

NMB Onkyo Co., Ltd., the parent company of Minebea Onkyo Co., Ltd., has carried out its objective and we have decided to liquidate the company.

3) NMB F.T. Inc.

NMB F.T. Inc. was set up in May 1999 exclusively for securitization of accounts receivable in the U.S. Accounts receivable securitization being no longer required, we have decided to liquidate this company.

4) NMB Trading Pte. Ltd.

Established in May 1984, NMB Trading Pte. Ltd. has fulfilled its function as a fund-raising company for our subsidiaries in Singapore. Since Singapore subsidiaries have switched to direct loans from Minebea Co., Ltd. or financial institutions, NMB Trading Pte. Ltd. no longer has a function to serve. This has led us to liquidate the company.

2. Outline of subsidiaries to be liquidated

	1) Minebea Onkyo Co., Ltd.	2) NMB Onkyo Co., Ltd.
Location :	Tokyo, Japan	Tokyo, Japan
Representative :	Toshifumi Fukawatase	Toshifumi Fukawatase
Capital :	481 million yen	480 million yen
Shareholder and ownership :	Minebea Co., Ltd. 100% (Indirect ownership)	Minebea Co., Ltd. 100% (Direct ownership)
Description of business :	Development and manufacture of speakers	Holding of shares
Planned date of liquidation :	End of December 2004	End of December 2004

	3) NMB F.T. Inc.	4) NMB Trading Pte. Ltd.
Location :	Delaware, U.S.A.	Singapore
Representative :	Masayoshi Yamanaka	Hiromi Yoda
Capital :	US$10	S$15,000,000
Shareholder and ownership :	Minebea Co., Ltd. 100% (Indirect ownership)	Minebea Co., Ltd. 97.6% Direct ownership 2.4% Indirect ownership
Description of business :	Securitization of accounts receivable	Fund-raising and lending
Planned date of liquidation :	End of June 2004	End of July 2004

3. Impact on business performance

Losses incurred by each subsidiary in connection with 1) and 2) were accounted for in the previous fiscal year's financial results. There will be no impact on the forecast of the current term (fiscal year ended March 2004) business performance.

With regard to 3), there will be no impact on the forecast of the current term business performance, either.

In connection with 4), we anticipate extraordinary losses of 100 million yen on a non-consolidated basis and 129 million yen on a consolidated basis for the fiscal year ending March 2005.

II. Revised Forecast

As a result of the reorganization of Minebea Technologies Pte. Ltd., our sales subsidiary in Singapore, we anticipate extraordinary losses of 7,463 million yen on a non-consolidated basis as losses on revaluation of marketable securities in affiliates. We have therefore revised today the forecast of business performance for the fiscal year ended March 2004 that we announced on November 13, 2003. There will be no impact on the forecast of the consolidated business performance.

Revision of Non-consolidated Business Performance Forecast
for the Fiscal Year ended March 2004
(April 1, 2003 to March 31, 2004)

(in millions of yen)

	Net Sales	Ordinary Income	Net Income
Forecast announced on November 13, 2003 (A)	179,500	12,000	4,800
Revised forecast (B)	185,105	13,343	2,266
Variation (B−A)	5,605	1,343	−2,534
Percentage change (%)	3.1%	11.2%	−52.8%
Previous results (Fiscal year ended March 2003)	162,952	11,062	1,227

(N.B.) The forecast has been made on the basis of the information available on the issue date of this press release. Actual results may differ from the forecast, owing to various factors.

* * * * * *